PERFECT MOMENT LTD.

244 5th Ave Ste 1219

New York, NY 10001

March 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Perfect Moment Ltd.

Registration Statement on Form S-3

File No. 333-285612

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Perfect Moment Ltd. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-285612) be accelerated to 4:30 p.m., Eastern Time, on Wednesday, March 12, 2025, or as soon as practicable thereafter.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501 with any questions you may have regarding this request. In addition, please notify Mr. Poletti by telephone when this request for acceleration has been granted. We appreciate your assistance in this matter.

Respectfully,

PERFECT MOMENT LTD.

By:	/s/ Jane Gottschalk
Name:	Jane Gottschalk
Title:	President

cc: Manatt, Phelps & Phillips, LLP